April 28, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Aamira Chaudhry
Amy Geddes

Re: WillScot Mobile Mini Holdings Corp.
Form 10-K for Fiscal Year Ended December 31, 2022 (the “2022 Form 10-K”)
Filed February 22, 2023
File No. 001-37552

Dear Ms. Chaudhry and Ms. Geddes:

On behalf of WillScot Mobile Mini Holdings Corp. (the “Company” or “we”), we are providing the following responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your April 18, 2023 letter regarding the above-referenced filing. For ease of reference, the Staff’s comments are reproduced below and are followed in each case by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2022
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Consolidated Results of Operations
Business Segment Results, page 41

1.In future filings please quantify, discuss, and analyze changes in consolidated costs of leasing and services and consolidated costs of sales and for each segment on a stand-alone basis in addition to your current disclosure which is made in the context of gross profit. In your revised disclosure, please consider quantifying and discussing the significant components of these costs to the extent material. Please provide to us in your response your proposed revisions as they would apply to your current presentation.

Response:

In response to the Staff’s comment, in future filings, the Company will quantify, discuss and analyze changes in consolidated costs of leasing and services and consolidated costs of sales and for each segment on a stand-alone basis in addition to its current disclosure in the “Consolidated Results of Operations” and “Business Segments Results” sections of the MD&A in Item 7. We will quantify and discuss the significant components of costs of leasing and services and costs of sales between comparative periods as a part of the Gross Profit section.

For example, in our Form 10-Q for the three months ended March 31, 2023 filed April 27, 2023, we added disclosures in the Gross Profit section relating to the consolidated costs of leasing and services and consolidated costs of sales, which resulted in the following disclosure:

Gross Profit: Gross profit increased $89.1 million, or 38.1%, to $323.1 million for the three months ended March 31, 2023 from $234.1 million for the three months ended March 31, 2022. The increase in gross profit was a result of a $71.2 million increase in leasing gross profit, increased delivery and installation gross profit of $16.7 million and increased new and rental unit sales gross profit of $2.8 million. Increases were primarily a result of increased revenues due to favorable average monthly rental rates and delivery and installation pricing across both portable storage and modular space units, as well as due to increased portable storage units on rent. Cost of leasing and services increased by $21.6 million, or 14.3%, for the three months ended March 31, 2023 versus the three months ended March 31, 2022, driven by a $5.7 million, or 27.6%, increase in material costs, a $7.4 million, or 13.9%, increase in labor costs, a $6.6 million, or 11.8%, increase in subcontractor costs, and a $1.9 million, or 9.1%, increase in vehicle, equipment and other costs. Cost of sales increased by $2.0 million, or

23.3%, which is in line with expected costs to deliver increased sales revenues of 35.0% for the three months ended March 31, 2023, resulting in improved sales gross profit margins. The year over year changes in each of these cost components was consistent with historical trends and management's expectations given the respective change in sales volume and inflationary pressures impacting our business. Increases in gross profit were offset partially by increased depreciation of $1.6 million, or 2.8%, as a result of capital investments made over the past twelve months in rental equipment.
Our resulting gross profit percentage was 57.1% and 51.9% for the three months ended March 31, 2023 and 2022, respectively. Our gross profit percentage, excluding the effects of depreciation, was 67.6% and 64.6% for the three months ended March 31, 2023 and 2022, respectively. These increases were driven primarily by continued price optimization within leasing, delivery, and installation revenues and execution of VAPS penetration opportunities that have outpaced increases in cost of leasing and services.

Additionally, in our filed Form 10-Q for the three months ended March 31, 2023, the Company quantified, discussed and analyzed changes in costs of leasing and services and costs of sales for each segment on a stand-alone basis and quantified and discussed the significant components of costs of leasing and services and costs of sales between comparative periods. Finally, when we file our Form 10-K for Fiscal Year Ended December 31, 2023, we plan to provide similar discussion when describing the changes between 2021 and 2022.

2.We note that you have not included a comparative discussion of your Storage Segment's results of operations for the Years Ended December 31, 2021 and 2020. Please advise.

Response:

We respectfully advise the Staff that the Storage Segment was created on July 1, 2020 in conjunction with the Company’s merger with Mobile Mini, Inc., and as such, the Storage Segment’s results for 2020 only include six months.

In our Form 10-K for Fiscal Year Ended December 31, 2021, we presented enhanced supplemental pro forma financial information and disclosure, including a comparative discussion of the Storage Segment's results of operations for the Years Ended December 31, 2021 and 2020, in the “Supplemental Pro Forma Information” section of the MD&A in Item 7. At that time, we believed that providing this additional supplemental financial information which presented the results of the Storage Segment as if the merger had occurred on January 1, 2020 (i.e., twelve months of operating results for the Storage Segment for 2020) was beneficial to the readers of the financial statements since they did not otherwise have comparable periods to evaluate to better understand the combined historical financial results of the legacy businesses for comparative purposes. In addition, we believe this information was useful to investors as a better representation of the go-forward operations of the combined company.

In our 2022 Form 10-K, we provided a comparative discussion of our Storage Segment’s full year results of operations for the most recent periods - the years ended December 31, 2022 and December 31, 2021. At that time, we determined that a comparison of the Storage Segment’s twelve months of operations in 2021 to its six months of actual operations in 2020 was not meaningful to the users of the financial statements. In arriving at this conclusion, we considered that the Storage Segment supplemental pro forma financial information for the years ended December 31, 2021 and 2020 was included in a previous filing and has not been materially revised. Furthermore, we concluded that repeating such pro forma information and related analysis is not required to understand the Company’s current results of operations or future prospects and therefore we chose not to bring forward the prior year “Supplemental Pro Forma Information” section of the MD&A into Item 7 of the 2022 Form 10-K.

In connection with the Company’s responses in this letter, the Company acknowledges that:
•the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings on Form 10-K;
•Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding our responses, please contact the undersigned at (623) 308-3777.

Sincerely,

/s/ TIMOTHY D. BOSWELL
Timothy D. Boswell
President & Chief Financial Officer

cc:	Hezron Lopez, Executive Vice President, Chief Legal & Compliance Officer & ESG
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